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                              ZIFF DAVIS MEDIA INC.
                               28 East 28th Street
                               New York, NY 10016

                               September 14, 2005

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3561

Attention: Michael Fay
           Doug Jones
           Lyn Shenk

       Re: Ziff Davis Holdings Inc.
           Form 10-K for the Year Ended December 31, 2004
           Form 10-Q for the Quarter Ended March 31, 2005
           Forms 8-K filed January 6, 2005, March 4, 2005,
           April 11, 2005, April 26, 2005, and May 9, 2005
           File Number 333-9939

Ladies and Gentlemen:

     Reference is made to our letter to you dated August 19, 2005 in response to the comments raised in your letter to Ziff Davis Holdings Inc. (the "Company") dated July 20, 2005. The Company hereby acknowledges that:


     o the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission, including the above-referenced filings;

     o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to such filings; and

     o the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

                                 *************



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Securities and Exchange Commission
September 14, 2005
Page 2



     If you have any questions related to this letter, please contact me at
(212) 503-3500.

                                   Sincerely,

                                   /s/Robert F. Callahan
                                   Robert F. Callahan
                                   Chief Executive Officer


cc: Gerald Nowak, Kirkland & Ellis LLP